UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One)
      Form 10-K      Form 20-F      Form 11-K   X   Form 10-Q       Form N-SAR
------         ------         ------         -------         -------

              For Period Ended SEPTEMBER 30, 1997
                               ------------------
              ______Transition Report on Form 10-K
              ______Transition Report on Form 20-F
              ______Transition Report on Form 11-K
              ______Transition Report on Form 10-Q
              ______Transition Report on Form N-SAR
                    For the Transition Period Ended:
                                                     --------------------



             Read Instructions (on back page) Before Preparing Form,
                              Please Print or Type.
            Nothing in this form shall be construed to imply that the
                     Commission has verified any information
                               contained herein.


PART I--REGISTRANT INFORMATION

Full Name of Registrant:   PACKAGING PLUS SERVICES, INC.
                           ----------------------------
Address of Principal Executive Office (Street and Number):

20 SOUTH TERMINAL DRIVE, PLAINVIEW, NY 11803
--------------------------------------------------------------------------------

PART II--RULES  12b-25 (b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should
be completed. (Check box if appropriate):                                   X
                                                                           ---

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses:

         (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State before in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Company has not been able to compile the requisite financial data necessary to enable the Company to have to have sufficient time to complete the Company's financial statements by November 15, 1997, which is the required filing date for the Company quarterly report on Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

CHRISTOPHER GUNDERSON, ESQ.               (516)                    349-1300
---------------------------               -----                    --------
         (Name)                        (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                  Yes               X   No
                                             -----                 ----

         FORM 10 - KSB FOR THE PERIOD FROM JULY 1, 1996 TO    JUNE 30, 1997
         ------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  Yes               X   No
                                             -----                 ----

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate state the reasons why a reasonable estimate of the results cannot be made.

                          PACKAGING PLUS SERVICES, INC.
                          -----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized.

Dated:   November 14, 1997             PACKAGING PLUS SERVICES, INC.



                                       By: /s/ Richard Altomare
                                           ------------------------
                                           Richard Altomare, Chief
                                           Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
             INTENTION MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.